Malacca Straits Acquisition Company Limited

Unit 601-2

St. George’s Building

2 Ice House Street

Central, Hong Kong

Telephone: +852 21060888

July 10, 2020

VIA EDGAR

Sergio Chinos

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Malacca Straits Acquisition Company Limited
Registration Statement on Form S-1
Filed June 26, 2020, as amended
File No. 333-239462

Dear Mr. Chinos:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Malacca Straits Acquisition Company Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, July 14, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Kenneth Ng
Kenneth Ng
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
White & Case LLP